Exhibit 4.3

AMENDMENT NO. 2 TO

AMENDED AND RESTATED

SHAREHOLDERS RIGHTS AGREEMENT

This Amendment No. 2, dated December 27, 2012 (this “Amendment No. 2”), to the Amended and Restated Shareholders Rights Agreement, dated April 19, 2011, as amended by Amendment No. 1 dated January 27, 2012 (collectively, the “Rights Agreement”), is entered into by and between Seaspan Corporation, a Marshall Islands corporation (the “Corporation”), and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”). Capitalized terms used in this Amendment No. 2 that are not otherwise herein defined shall have the same meaning as set forth in the Rights Agreement.

RECITALS

A. The Corporation and the Washington Family have agreed that the Washington Family will participate in the Corporation’s Dividend Reinvestment Plan (the “DRIP”) with respect to any cash dividends paid on the Corporation’s Common Shares or Series A through and for the quarter ending March 31, 2015, and the Corporation and the Washington Family desire to exclude Common Shares acquired by Excluded Persons pursuant to such DRIP participation from the trigger under the Rights Agreement applicable to the Excluded Persons and to simplify such trigger by otherwise eliminating exceptions to the currently applicable 30% trigger and increasing such amount to 70%.

B. Pursuant to Section 27 of the Rights Agreement, prior to a Distribution Date, the Corporation may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights and the Rights Agent shall, if the Corporation so directs, execute such supplement or amendment.

C. The Corporation now desires to amend the Rights Agreement as set forth herein.

AGREEMENT

In consideration of the foregoing and acting pursuant to the power and authority granted to the Corporation under Section 27 of Rights Agreement, the Corporation hereby amends the Rights Agreement as follows:

1. Certain Definitions.

(a) The definitions of “Acquiring Person,” “Distribution Date” and “Shares Acquisition Date,” as set forth in Section 1 of the Rights Agreement are hereby deleted and replaced with the following:

“Acquiring Person” shall mean any Person (other than an Excluded Person, but only to the extent set forth below in this definition) who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the shares of Common Shares then outstanding, but shall not include the Corporation, any Subsidiary of the Corporation or any employee benefit plan of the Corporation or of any Subsidiary of the Corporation, or any entity holding shares of Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of shares of Common Shares by the Corporation which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 20% or more of the shares of Common Shares of the Corporation then outstanding; provided, however, that a Person who (i) becomes the Beneficial Owner of 20% or more of the shares of Common Shares of the Corporation then outstanding by reason of share purchases by the Corporation and (ii) then after such share purchases by the Corporation, becomes the Beneficial Owner of any additional shares of Common Shares of the Corporation (other than pursuant to (A) a dividend or distribution paid or made by the Corporation on the outstanding shares of Common Shares in shares of Common Shares, (B) a split or subdivision of the outstanding shares of Common Shares or (C) with respect to Excluded Persons only, any present or future benefit plan or other compensatory plan, agreement or arrangement), such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional shares of Common Shares of the Corporation such Person does not Beneficially Own 20% or more of the shares of Common Shares of the Corporation then outstanding. Notwithstanding the foregoing: (i) if the Corporation’s Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined herein, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it Beneficially Owned a percentage of the shares of Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined herein, or (B) such Person was aware of the extent of the shares of Common Shares it Beneficially Owned but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Corporation, and if such Person divested or divests as promptly as practicable a sufficient number of shares of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined herein, then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement; (ii) if, as of April 19, 2011, any Person was the Beneficial Owner of 20% or more of the shares of Common Shares outstanding, such Person shall not be or become an “Acquiring Person,” as defined herein, unless and until such time following April 19, 2011 as such Person shall become the Beneficial Owner of additional shares of Common Shares (other than pursuant to (A) a dividend or distribution paid or made by the Corporation on the outstanding shares of Common Shares in shares of Common Shares, (B) a split or subdivision of the outstanding shares of Common Shares or (C) with respect to Excluded Persons only, any present or future benefit plan or other compensatory plan, agreement or arrangement), unless, upon becoming the Beneficial Owner of such additional shares of Common Shares, such Person is not then the Beneficial Owner of 20% or more of the shares of Common Shares then outstanding; and (iii) no Excluded Person shall be deemed to be an “Acquiring Person” so long as all Excluded Persons, together with all Affiliates and Associates of such Excluded Persons (other than the Corporation and its Subsidiaries), collectively are the Beneficial Owners of not more than 70% of the Common Shares then outstanding, it being understood that (A) all exceptions to becoming an “Acquiring Person” set forth in this definition shall apply to Excluded Persons (and for purposes of this clause (iii) only, with references in the immediately preceding sentence and in this sentence to 20% being deemed to be 70% with respect to the collective Excluded Persons as applicable), (B) Common Shares acquired by the Excluded Persons following January 1, 2013 pursuant to their participation in the Corporation’s Dividend Reinvestment Plan with respect to any cash dividends paid on the Corporation’s Common Shares or Series A through and for the quarter ending March 31, 2015 shall be excluded from shares of Common Shares otherwise deemed Beneficially Owned by the Excluded Persons for purposes of this definition of “Acquiring Person”, (C) no Person shall become an Excluded Person as a result of acquiring Common Shares from an Excluded Person and (D) subject to subclauses (A) and (B) above, if the Excluded Persons, together with all Affiliates and Associates of such Excluded Persons (other than the Corporation and its Subsidiaries), collectively become the Beneficial Owners of more than 70% of the Common Shares then outstanding, each Excluded Person shall be deemed to be an “Acquiring Person.”

“Distribution Date” shall mean the earlier of (i) the Close of Business on the tenth day after the Shares Acquisition Date or (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of the Corporation’s Board of Directors) after the date that a tender or exchange offer by any Person (other than the Corporation, any Subsidiary of the Corporation, any employee benefit plan of the Corporation or of any Subsidiary of the Corporation, or any Person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-4(a) of the General Rules and Regulations (or any successor rule) under the Exchange Act, if, assuming the successful consummation thereof, such Person would be an Acquiring Person.

“Shares Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) under the Exchange Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such; provided, however, that, if such Person is determined not to have become an Acquiring Person as defined herein, then no Shares Acquisition Date shall be deemed to have occurred.

(b) The definitions of “SMSL Common Shares” and “SMSL Share Purchase Agreement” are deleted from Section 1 of the Rights Agreement.

(c) The last sentence of Section 24(a) is hereby deleted and replaced with the following:

“Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Corporation, any Subsidiary of the Corporation, any employee benefit plan of the Corporation or any such Subsidiary, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of (i) for any Person other than the Excluded Persons, 50% or more of the Common Shares then outstanding or (ii) for the Excluded Persons, 70% of the Common Shares then outstanding.”

2. Exhibit C – Summary of Rights.

(a) The “Distribution Date” paragraph as set forth in Exhibit C of the Rights Agreement is hereby deleted and replaced with the following:

Distribution Date:	Subject to certain exceptions, the rights will separate from the common shares and become exercisable after (1) the 10th day after the public announcement that a person or group has acquired beneficial ownership of 20% or more of the company’s common shares or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which could result in that person or group holding 20% or more of the company’s common shares. Aggregate beneficial ownership of 20% or more but not more than 70% of the company’s common shares (excluding any DRIP Shares, as defined below) by Dennis R. Washington, the company’s largest shareholder, Kyle R. Washington, the company’s Co-Chairman, certain of their relatives and their respective controlled affiliates, and other parties that enter into certain voting agreements with them (collectively, the “Excluded Persons”) will not cause the rights to separate from the common shares and become exercisable. As used in this Summary of Rights, the term “DRIP Shares” means any company common shares acquired by the Excluded Persons after January 1, 2013 pursuant to their participation in the company’s Dividend Reinvestment Plan with respect to any cash dividends paid on the company’s common shares or Series A preferred shares through and for the quarter ending March 31, 2015.

(b) The “Exchange Provision” paragraph as set forth in Exhibit C of the Rights Agreement is hereby deleted and replaced with the following:

Exchange Provision:	Any time after the date an Acquiring Person obtains more than 20% or the Excluded Persons acquire more than 70% (excluding any DRIP Shares) of the company’s common shares and before that Acquiring Person acquires 50% or the Excluded Persons acquire more than 70% (excluding any DRIP Shares) of the company’s outstanding common shares, the company may exchange each right owned by all other rights holders, in whole or in part, for one company common share.

(c) The term “(excluding any Series A Securities and SMSL Common Shares)” in the “Flip-in,” “Flip-over” and “Redemption of Rights” paragraphs as set forth in Exhibit C of the Rights Agreement is hereby deleted and replaced with the term “(excluding any DRIP Shares)”.

3. No Other Changes. Except as expressly provided herein, the Rights Agreement is not amended, supplemented, modified, revised or otherwise affected by this Amendment No. 2, and the Rights Agreement and the rights and obligations of the parties thereunder are hereby ratified and confirmed in all respects.

4. Governing Law. This Amendment No. 2 shall be deemed to be a contract made under the laws of New York and for all purposes shall be governed by and construed in accordance with the laws of such jurisdiction applicable to contracts to be made and performed entirely within such jurisdiction.

5. Counterparts. This Amendment No. 2 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6. Descriptive Headings. Descriptive headings of the several Sections of this Amendment No. 2 are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 as of the date first written above.

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
	Name:	Sai W. Chu
	Title:	Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespoli
	Name:	Michael A. Nespoli
	Title:	Senior Vice President

[Signature page to Amendment No. 2 to Amended and Restated Shareholders Rights Agreement]